Exhibit 99

Lionbridge and Robotti Issue Open Letter to CMCT’s Board
•	Urge Board to Announce Review of Strategic Alternatives Led by Fully Independent Directors
•	Note Proposed Nominees Will Fairly and Objectively Help Consider All Such Strategic Alternatives

March 15, 2021

NEW YORK, March 15, 2021 /PRNewswire/: Lionbridge Capital, LP and Robotti & Company Advisors LLC (together with its affiliates, the “Stockholder Group” or “we”) with an ownership interest of approximately 5% of CIM Commercial Trust Corporation (“CMCT” or the “Company”) (NASDAQ: CMCT), today issued an open letter to the Company’s Board of Directors (the “Board”).

In the letter, the Stockholder Group urges the Board to explore strategic alternatives to maximize stockholder value, including, but not limited to an orderly sale of the Company’s assets or another transaction that reflects CMCT’s substantial underlying value.  Given increased visibility of tenants returning to offices, improving conditions in the investment-sales market, and recovering asset values, the Stockholder Group believes that now is an appropriate time to conduct a “market check” by soliciting acquisition proposals for the sale of the Company and individual properties.

For a strategic review to be credible and reach an objective conclusion, the Stockholder Group asserted that such a review must be led by fully independent directors, unaffiliated with CIM Group, given inherent conflicts of interest.  The Stockholder Group remains open to discussing the urgent need for Board reconstitution and a path forward to reach a resolution with the Board that is in the best interests of all CMCT stockholders.

As the requests by the Stockholder Group to meet and work constructively with the Board, and Chairman Richard Ressler in particular, remain unaddressed, we feel it is imperative that CMCT hold its 2021 Annual Meeting of Stockholders as early as possible so that stockholders have the opportunity to elect the Board that they believe would best represent the stockholders’ interests in identifying and pursuing value-maximizing opportunities for the Company.  The Stockholder Group firmly believes that any attempt to classify the current Board at this stage would be a material failure of governance and belie CIM Group’s public commitment to high Environmental, Social, and Governance (ESG) standards.

The full text of the letter to the Board can be viewed at the following link:

https://lionbridgecapitallp.box.com/s/1t0li1ofrdfp11g9a860hu6kck3kk3xn

CONTACT:

Greg Morillo
Lionbridge Capital LP
Email: greg@lionbridgecap.com
Tel: (212) 300-8003

John Moran
Robotti & Company Advisors LLC
Email: moran@robotti.com
Tel: (646) 442-6702

Bob Marese
MacKenzie Partners, Inc.
Email: bmarese@mackenziepartners.com
Tel: (212) 929-5500

CIM Commercial Trust Corporation
17950 Preston Road, Suite 600
Dallas, Texas 75252

March 15, 2021

Dear Mr. Ressler,

As you know, on January 13, 2021, Lionbridge Capital, LP and Robotti & Company Advisors, LLC (the “Stockholder Group” or “we”), which collectively own approximately 5% of the outstanding shares of common stock of CIM Commercial Trust Corporation (“CMCT” or the “Company”), filed a public letter addressed to you and the other directors of CMCT. In that letter, we expressed our concerns regarding the viability of CMCT as a stand-alone going concern given its small scale, lack of liquidity, poor corporate governance policies and external management structure, excessive costs, and inability to make accretive investments or acquisitions relative to its cost of capital, as more fully discussed in the letter. We also announced that the Stockholder Group has provided the Company with notice of its intention to nominate six candidates for election to the Board at the upcoming 2021 Annual Meeting of Stockholders.

Though we have received no response from the Company or its board, we confidently believe other stockholders share our concerns and have a strong preference for the Company to engage in a strategic review led by fully independent directors that explores all options, including but not limited to an orderly sale of the Company’s assets at appropriate values or another transaction, or series of transactions, that provides them with cash and/or securities in an existing publicly traded company.

Accordingly, we believe the board must exercise its fiduciary duties and conduct a comprehensive and thorough review of all viable strategic alternatives. Such a review should include a “market check” by soliciting proposals for both an entity-level transaction and sale of individual properties. This way, stockholders can properly evaluate the achievable value available now and for the long-term relative to, in our view, the dilutive effects of continuing to incur the unremedied excessively high costs of operating this Company as a stand-alone going concern.

For a strategic review process to be credible and reach an objective conclusion, we believe it must be led by fully independent directors, with the board advising stockholders of the results of the review in a timely manner. We believe this is only possible with a reconstituted board comprised of fully independent stockholder representatives such as our highly qualified and experienced nominees. The current directors bear responsibility for overseeing CMCT’s persistent underperformance and have proven not to be the right representatives to objectively evaluate the full range of strategic opportunities available to the Company. Stockholders deserve true fiduciaries within the board, and we believe our nominees with represent all holders of CMCT and fully and fairly explore all strategic alternatives.  The status quo is not tenable.

We are concerned that our positions regarding the Company engaging in a strategic review are not being accurately portrayed by management. To be clear, neither the Stockholder Group nor any proposed board nominee is advocating a fire sale of the Company’s assets, nor do they have any proposal regarding a specific transaction. Our only interest is unlocking the significant value trapped in CMCT and doing so for appropriate value and within a reasonable time frame. We feel it is necessary to act with an appropriate sense of urgency given the continued and troubling erosion of stockholder value from the company’s excessive management fees and bloated overhead as discussed in our January 13th letter.

We continue to believe there are numerous institutional, strategic buyers interested in acquiring properties from the Company at attractive prices that, in aggregate, would far exceed what CMCT can be reasonably expected to trade for as a going concern. We note that many of CMCT’s assets are truly irreplaceable due to strict zoning requirements and therefore would likely command substantial price premiums to other competitive properties in their markets.

While it was not an optimal time to explore a sales process amid the COVID crisis, today, as a path back to normalcy becomes visible, there are clear indications of heightened investor interest for assets like many of those owned by CMCT as demonstrated by trades that have recently gone under contract or are currently being marketed today— including the recent sale by CIM Group of Uptown Station in Oakland at record pricing for that market (a few blocks away from 1 Kaiser). We expect that conditions in the debt and investment-sales market will continue to improve in the coming quarters as evidenced by high levels of excess liquidity in the coffers of buyers looking for quality assets. Moreover, based on the recent share price performance of your public peers, the market appears to anticipate a strong rebound in operating fundamentals, increased visibility of tenants returning to offices, and recovering asset values.

For these reasons, we believe any assertion that a “near-term” liquidation would destroy stockholder value is a straw-man argument that only heightens stockholders’ alertness to CIM’s credibility and countenances a troubling entrenchment that does not benefit shareholders. We remain concerned that CIM Group has a self-interested desire for CMCT to remain an independent company and preserve its effective control for as long as possible in order to unjustly enrich itself through its excessively generous service agreements, which compensate them for delaying and/or avoiding a strategic review.

We are concerned that the current board, left to its own devices, may pursue an alternate, self-serving course of action in lieu of a truly independent strategic review—or worse, take steps to further entrench itself, such as classifying the Board. We hope CIM has the introspective awareness to recognize that taking such actions would directly contradict its public commitment to high Environmental, Social, and Governance (ESG) standards and would significantly diminish stockholder rights.1 As fiduciaries, the board must act in stockholders’ best interests—not those of the advisor—by allowing stockholders to decide the fate of its investments and to vote on the election of directors whom they believe would best represent the stockholders’ interests in identifying and pursuing value-maximizing opportunities for the Company.

In this context, we would like to draw attention to a preliminary updated net asset value estimate reporting an over 20% decline in value pursuant to a February 11, 2021 8-K filing following the disclosures of appointments of a new director and chairman of the audit committee.2 It is highly concerning that a decline of this magnitude in most recent estimated NAV would be buried in an 8-K filing highlighting unrelated business and not the subject of a dedicated press release or even special conference call along with a detailed explanation.

1 Source: https://www.cimgroup.com/about/our-impact/ESG
2 In its Form 8-K filed on 2/11/21, CMCT announced that its preliminary estimated net asset value (NAV) per share as of 12/31/20 is in the range of $22.00 to $22.50 compared to an estimated NAV per share of $28.49 as of 12/31/19.

We have been advised by a number of stockholders expressing concern as to whether this obscured disclosure might be a precursor to a predatory bid for the Company by a CIM Group–related entity, which seems a perfectly understandable concern given our understanding of its past conduct toward partners and stockholders who demanded liquidity. On the other hand, we would be fully satisfied with a CIM-related entity purchasing the Company provided the consideration was at full and fair value as determined through the result of a wide and independent marketing process.

We sincerely hope in its upcoming earnings report, the Company satisfactorily addresses the issues we and other shareholders have raised. We continue to be open to constructively discussing the urgent need for Board reconstitution and a path forward to reach a resolution with the CMCT Board that is in the best interests of all CMCT stockholders.

Very truly yours,

Greg Morillo                                                                                            Robert Robotti
Managing Member                                                                                  Managing Member
Lionbridge Capital, LP                                                                            Robotti & Company Advisors LLC

Important Information
This filing is not a solicitation of a proxy from any security holder of CIM Commercial Trust Corporation, a Maryland corporation (the “Company”).  Lionbridge Capital, LP and Robotti & Company Advisors, LLC, together with the other participants named herein (collectively, the “Participants”), intend to file a preliminary proxy statement and accompanying GOLD proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2021 Annual Meeting of Stockholders of CIM Commercial Trust Corporation.
Stockholders are urged to read the definitive proxy statement and GOLD proxy card when they become available, because they will contain important information about the Participants, the nominees, the Company and related matters.  Stockholders may obtain a free copy of the definitive proxy statement and GOLD proxy card (when available) and other documents filed by the Participants with the SEC at the SEC’s web site at www.sec.gov.  The definitive proxy statement (when available) and other related SEC documents filed by the Participants with the SEC may also be obtained free of charge from the Participants.
Participants in Solicitation
The participants in the proxy solicitation are anticipated to be Lionbridge Capital, LP (“Lionbridge”), Lionbridge Capital I, LP (“Lionbridge I”), Lionbridge GP, LLC (“Lionbridge GP”) Lionbridge Capital GP, LLC (“Lionbridge I GP”), Lionbridge Asset Management, LLC (“Lionbridge AM”), The Ravenswood Investment Company, L.P. (“Ravenswood I”), Ravenswood Investments III, L.P. (“Ravenswood III”), Ravenswood Management Company, L.L.C. (“RMC”), Robotti & Company, Incorporated (“RCI”), Robotti & Company Advisors, LLC (“RCA”), Robotti Securities, LLC (“RS”), Robert E. Robotti, Gregory Morillo, Kenneth R. Wasiak Sr., Thomas Ferguson, Mark C. Gelnaw, Raymond V. Marino II, John S. Moran and James O’Leary.
As of the date hereof, (i) Lionbridge directly owned 60,761 shares of the Company’s Common Stock, $0.001 par value per share (the “Common Stock”), (ii) Lionbridge I directly owned 183,339 shares of Common Stock; (iii) Ravenswood I directly owned 293,415 shares of Common Stock; (iv) Ravenswood Investments III directly owned 174,135 shares of Common Stock; (v) Lionbridge GP, as the general partner of Lionbridge, may be deemed the beneficial owner of the 60,761 shares of Common Stock owned directly by Lionbridge; (vi) Lionbridge I GP as the general partner of Lionbridge I, may be deemed the beneficial owner of the 183,339 shares of Common Stock owned directly by Lionbridge I; (vii) Lionbridge AM, as the asset manager of each of Lionbridge and Lionbridge I, may be deemed the beneficial owner of the 244,100 shares owned directly by Lionbridge and Lionbridge I; (viii) Gregory Morillo, as the managing member of each of Lionbridge GP, Lionbridge I GP, LLC and Lionbridge AM, may be deemed the beneficial owner of the 244,100 shares owned directly by Lionbridge and Lionbridge I; (ix) RMC, as the general partner of each of Ravenswood I and Ravenswood III, may be deemed the beneficial owner of the 467,550 shares of Common Stock owned directly by Ravenswood I and Ravenswood III; (x) RCA, as the investment advisor of each of Ravenswood I and Ravenswood III may be deemed the beneficial owner of the 467,550 shares of Common Stock owned directly by Ravenswood I and Ravenswood III; (xi) RS may be deemed to be the beneficial owner of 500 shares of Common Stock owned in a discretionary account managed for a customer by RS; (xii) RCI, (x) as the wholly-owned parent of RCA, may be deemed to be the beneficial owner of the 467,550 shares of Common Stock beneficially owned by RCA, and (y) as the parent of RS, may be deemed the beneficial owner of 500 shares of Common Stock owned in a discretionary accounts managed by RS for a customer; (xiii) Mr. Robotti and Mr. Wasiak Sr., as the managing members of RMC, may be deemed to be the beneficial owners of the 467,550 shares of Common Stock beneficially owned by RMC; (xiv) Mr. Robotti, as the President of RCI and controlling stockholder, may also be deemed to be the beneficial owner of the 500 shares of Common Stock owned in a discretionary account managed by RS for a customer. As of the date of hereof, Mr. John Moran was the direct beneficial owner of 35,859 shares of Common Stock and none of Messrs. Ferguson, Gelnaw, Marino II or O’Leary beneficially owned any shares of Common Stock.